UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                          MIDWEST GRAIN PRODUCTS, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   59832G 104
                                 (CUSIP Number)








Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        [X] Rule  13d-1(b)
                        [ ] Rule 13d-1(c)
                        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No. 59832G 104         13G                               Page 2 of 5 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Midwest Grain Products, Inc.
    Employee Stock Ownership Plan
    48-6107197
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                    (a) [ ]
                    (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
                           5  SOLE VOTING POWER
  NUMBER OF                   81,600
   SHARES      -----------------------------------------------------------------
BENEFICIALLY               6  SHARED VOTING POWER
  OWNED BY                    823,244
    EACH       -----------------------------------------------------------------
 REPORTING                 7  SOLE DISPOSITIVE POWER
   PERSON                     81,600
    WITH       -----------------------------------------------------------------
                           8  SHARED DISPOSITIVE POWER
                              823,244
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   904,844
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)
    [X] The Reporting Person disclaims beneficial ownership in all the shares in Row 9
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   10.61%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   EP
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

                                  SCHEDULE 13G
                        For Midwest Grain Products, Inc.
                          Employee Stock Ownership Plan

Item 1(a).  Name of Issuer:

            Midwest Grain Products, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1300 Main Street
            Atchison, Kansas  66002

Item 2(a).  Name of Person Filing:

            Midwest Grain Products, Inc.
            Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            1300 Main Street
            Atchison, Kansas  66002

Item 2(c).  Citizenship:  Kansas

Item 2(d).  Title of Class of Securities:  Common Stock, No Par Value

Item 2(e).  CUSIP Number:  59832G 104

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (f) [X] Employee Benefit Plan or Endowment Fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F)

Item 4.     Ownership.

            The following information is provided as of December 31, 2000:

            (a) Amount Beneficially Owned:
                904,844

            (b) Percent of Class, based on 8,527,126 shares outstanding:
                10.61%

                                                               Page 4 of 5 Pages

            (c) Number of Shares as to Which Such Person has:

                (i)   Sole Voting Power to Vote or to Direct  the Vote:

                      81,600

               (ii)   Shared Power to Vote or Direct the Vote:

                      823,244

              (iii)   Sole Power to Dispose or to Direct the Disposition of:

                      81,600

               (iv)   Shared Power to Dispose or to Direct the Disposition of:

                      823,600

   The Midwest Grain Products Employee Stock Ownership Plan disclaims beneficial ownership in all of the above-referenced shares.

   The reporting person is the principal stock ownership plan of Midwest Grain Products, Inc. The Employee Stock Ownership Plan and each of the subsidiary employee stock ownership plans are managed by five Trustees consisting of Laidacker M. Seaberg, Robert G. Booe, Randy M. Schrick, Brian Cahill and Dave Rindom, all of whom are employees of Midwest Grain Products, Inc., and all of whom have addresses at 1300 Main Street, Atchison, Kansas 66002. The other Midwest Grain Products, Inc. employee stock ownership plans, which are also managed by the five Trustees, and which shareholdings are included in the 904,844 shares mentioned above are: (a) Illinois Non Union ESOP; (b) Illinois Union ESOP; and (c) Union ESOP.

   The Trustees of the Plans are obligated to vote the shares which are allocated to participants (823,244 shares at December 31, 2000) in accordance with instructions given by such participants. Unallocated shares (81,600 shares at December 31, 2000) are voted by the Trustees.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

                                                               Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certifications.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         MIDWEST GRAIN PRODUCTS, INC.
                                         EMPLOYEE STOCK OWNERSHIP PLAN


Date: January 25, 2001                   By: /s/ Robert G. Booe
                                                 Robert G. Booe
                                                 Trustee and Member of the
                                                 Administrative Committee